Securities and Exchange Commission
RECEIVED

OCT 24 2008

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34954

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/1/07 (MM/DD/YY) AND ENDING 07/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THOMAS M. NIXON & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4775 Wallingford Street
(No. and Street)

Pittsburgh	PA	15213-1711
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas M. Nixon 412-621-6600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beard Miller Company, LLP
(Name – *if individual, state last, first, middle name*)

500 Warner Centre, 332 Fifth Ave., Pittsburgh, PA 15222
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 04 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Thomas M. Nixon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thomas M. Nixon & Associates, Inc., as of July 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Teresa H Casserly, Notary Public
Pittsburgh City, Allegheny County
My commission expires May 05, 2011

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THOMAS M. NIXON & ASSOCIATES, INC.

FINANCIAL STATEMENTS

JULY 31, 2008

THOMAS M. NIXON & ASSOCIATES, INC.

FINANCIAL STATEMENTS

JULY 31, 2008

FINANCIAL STATEMENTS

THOMAS M. NIXON & ASSOCIATES, INC.

July 31, 2008

CONTENTS PAGE

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Thomas M. Nixon & Associates, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of Thomas M. Nixon & Associates, Inc. as of July 31, 2008 and the related statements of loss, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under The Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas M. Nixon & Associates, Inc. as of July 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of The Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Beard Miller Company LLP

Beard Miller Company LLP
Pittsburgh, Pennsylvania
September 29, 2008

STATEMENT OF FINANCIAL CONDITION

THOMAS M. NIXON & ASSOCIATES, INC.

July 31, 2008

ASSETS

Current Assets	
Cash – checking	$ 3,135
Cash – money market	96,643
Commissions receivable	3,731
Prepaid expenses	821
Note receivable	19,500
Deferred income taxes	5,717
Total current assets	129,547
Property and Equipment	
Equipment	33,061
Furniture and fixtures	21,237
Automobile	14,742
	69,040
Less: Accumulated depreciation	61,880
	7,160
Other Assets	
Membership deposit	1,800
Total Assets	$ 138,507

The accompanying notes are an integral part of these financial statements.

STATEMENT OF FINANCIAL CONDITION

THOMAS M. NIXON & ASSOCIATES, INC.

July 31, 2008

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Accounts payable	$ 5,198
Accrued payroll taxes and other liabilities	74,285
Total current liabilities	79,483
Stockholder's Equity	
Common stock – par value $1 per share, 1,000 shares authorized, 601 shares issued of which 1 is held in treasury	601
Additional paid-in capital	68,366
Retained deficit	(8,331)
	60,636
Less: Treasury stock, at cost	1,612
Total stockholder's equity	59,024
Total Liabilities and Stockholder's Equity	$ 138,507

The accompanying notes are an integral part of these financial statements.

STATEMENT OF LOSS

THOMAS M. NIXON & ASSOCIATES, INC.

Year Ended July 31, 2008

REVENUES	
Commission Income	$ 1,078,129
Interest Income	4,977
Other Income	35,000
	1,118,106
OPERATING EXPENSES	
Selling	742,533
General and Administrative	496,938
	1,239,471
Net loss before taxes	(121,365)
PROVISION FOR INCOME TAXES	
Current tax benefit	7,355
Deferred tax benefit	38,054
	45,409
Net Loss	$ (75,956)

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

THOMAS M. NIXON & ASSOCIATES, INC.

Year Ended July 31, 2008

COMMON STOCK	
Balance at August 1, 2007 and July 31, 2008	**$ 601**
ADDITIONAL PAID-IN CAPITAL	
Balance at August 1, 2007 and July 31, 2008	**$ 68,366**
RETAINED EARNINGS (DEFICIT)	
Balance at beginning of year	**$ 67,625**
Net loss for the year ended July 31, 2008	**(75,956)**
Balance at end of year	**$ (8,331)**
TREASURY STOCK	
Balance at August 1, 2007 and July 31, 2008	**$ 1,612**

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS

THOMAS M. NIXON & ASSOCIATES, INC.

Year Ended July 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (75,956)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	2,685
Deferred income taxes	(38,054)
Increase (decrease) in cash due to changes in assets and liabilities:	
Commissions receivable	146,276
Accounts payable	497
Accrued commissions	(19,341)
Accrued payroll taxes and other liabilities	7,344
Net Cash From Operating Activities	23,451
CASH FLOWS FROM FINANCING ACTIVITIES	
Purchases of property and equipment	(5,092)
Net Cash Used By Financing Activities	(5,092)
Net Change in Cash and Cash Equivalents	18,359
Cash and cash equivalents at beginning of year	81,419
Cash and Cash Equivalents at End of Year	$ 99,778

SUPPLEMENTAL DISCLOSURES	
Cash payments for:	
Income taxes	$ —

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations: Thomas M. Nixon & Associates, Inc. (The Company) is incorporated under the laws of the Commonwealth of Pennsylvania and acts as a broker-dealer in connection with the offer and sale of securities, and engages in investment activities. The Company primarily services customers located in Western Pennsylvania. The Company is registered in Arizona, California, Colorado, Connecticut, Florida, Georgia, Illinois, Indiana, Kentucky, Louisiana, Maryland, Massachusetts, Michigan, Nebraska, Nevada, New Jersey, New Mexico, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Texas, Virginia, and West Virginia. The Company executes investment transactions at the direction and on behalf of its customers. The securities are cleared and commissions are earned through a third-party and remitted to the Company. All securities are delivered versus payment to the client's safekeeping agent. The Company is a member and is subject to examination and supervision by the Financial Industry Regulator Authority (FINRA) and the Securities and Exchange Commission.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue and Cost Recognition: The Company uses the accrual method of accounting. Revenue is primarily from commissions from the sale of securities and is recognized as earned. Selling, and general and administrative costs are charged to expense as incurred.

In July 2007, FINRA was created through the consolidation of the National Association of Securities Dealers (NASD) and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. As a result of the consolidation, the Company received a special member payment of $35,000, which is reflected as other income on the accompanying statement of loss for the year ended July 31, 2008.

Property and Equipment: Equipment, furniture & fixtures and automobile are carried at cost. Depreciation is principally calculated by the straight-line method for financial reporting purposes based on the estimated useful lives of the assets. For income tax purposes, depreciation is computed using accelerated methods. Depreciation expense for the year ended July 31, 2008 was $2,685.

Cash Equivalents: For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at July 31, 2008.

Income Taxes: For income tax reporting purposes, the Company uses the cash basis method of accounting whereby income is recognized when received and expenses are recognized when paid.

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

NOTE 2 – INCOME TAXES

The deferred tax asset of $5,717 at July 31, 2008 was primarily due to the use of the accrual basis for financial statement presentation and the cash basis for tax purposes. Also, the Company has approximately $7,000 and $57,000 of net operating loss carryovers for federal and state purposes, respectively, that can be used to offset future income.

NOTE 3 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of July 31, 2008, the Company had net capital of $18,362, which was $13,068 more than the required minimum net capital of $5,294. The ratio of aggregate indebtedness to net capital was 4.33 to 1.

NOTE 4 – SEC RULE 15c3-3 CUSTOMER PROTECTION – RESERVES AND CUSTODY OF SECURITIES

Thomas M. Nixon & Associates, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities. Therefore, the Company is claiming an exemption to SEC Rule 15c3-3 under exemption (k)(2)(i).

NOTE 5 – CONCENTRATIONS

Approximately 99% of revenue was generated by selling investments in natural gas limited partnerships. Cash deposits at banks did not exceed federally insured limits at July 31, 2008.

NOTE 6 – TRANSACTIONS WITH RELATED PARTIES

The Company rents office space located at 4775 Wallingford Street, Pittsburgh, Pennsylvania from the stockholder under a 5-year operating lease commencing December 1, 2004. The rent for the five-year term, is $3,110 per month. Office rent expense for the year ended July 31, 2008 was $37,320. Future minimum lease payments for the years ended July 31, in the aggregate are:

2009	$ 37,320
2010	12,440
	$ 49,760

NOTE 7 – EMPLOYEE BENEFIT PLAN

The Company has a retirement plan under Internal Revenue Code Section 401(k). The plan accepts employee and employer contributions. Employer contributions can not exceed 25% of eligible gross salaries. The employer contributions to the 401(k) plan for the year ended July 31, 2008 were $31,000.

NOTE 8 – STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no liabilities subordinated to the claims of general creditors for 2008; consequently, the financial statements have not presented the Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

SUPPLEMENTARY SCHEDULES

SCHEDULE I- COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

THOMAS M. NIXON & ASSOCIATES, INC.

Year ended July 31, 2008

AGGREGATE INDEBTEDNESS	
Accounts payable	$ 5,198
Accrued payroll taxes and other liabilities	74,285
	$ 79,483
NET CAPITAL	
Stockholder's equity	$ 59,024
Deductions:	
Commissions receivable (non-allowable portion)	3,731
Prepaid expenses	821
Note receivable	19,500
Deferred income taxes	5,717
Property and equipment, net of accumulated depreciation	7,160
Membership deposit	1,800
Haircut on money market	1,933
	$ 18,362
CAPITAL REQUIREMENT	
Minimum net capital requirement (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 5,294
Net capital in excess of requirement	13,068
NET CAPITAL AS ABOVE	$ 18,362
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	4.33 to 1

There is approximately $4,783 difference between this computation of net capital and the corresponding computation prepared by Thomas M. Nixon & Associates, Inc. and included in the unaudited Part II Focus Report filing as of the same date. The difference is primarily due to audit adjustments as follows:

Net capital per unaudited Part II Focus Report filed as of July 31, 2008	$ 23,155
Haircut on money market	(1,933)
Deferred income taxes	2,338
Accounts Payable	(5,198)
Audited net capital	$ 18,362

SCHEDULE II--SELLING, AND GENERAL AND ADMINISTRATIVE EXPENSES

THOMAS M. NIXON & ASSOCIATES, INC.

Year Ended July 31, 2008

SELLING EXPENSES	
Commissions	$ 688,062
Selling	624
Auto	2,492
Licenses, permits and fees	16,026
Postage and delivery	2,696
Quote service	1,483
Telephone	6,093
Travel and entertainment	25,057
	$ 742,533

GENERAL AND ADMINISTRATIVE EXPENSES	
Officers salaries	$ 312,500
Retirement plan contribution	31,000
Depreciation	2,685
Dues and subscriptions	3,208
Equipment rental	1,293
Professional fees	65,808
Miscellaneous	1,492
Office	9,960
Repairs and maintenance	13,605
Rent	37,320
Supplies	2,620
Payroll taxes	11,016
Other corporate taxes	4,431
	$ 496,938

Independent Auditor's Report on Internal Control Structure Required by Rule 17a-5 of the Securities and Exchange Commission

To The Stockholder
Thomas M. Nixon and Associates, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Thomas M. Nixon and Associates, Inc. (the Company) as of and for the year ended July 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Beard Miller Company LLP | Certified Public Accountants and Consultants

500 Warner Centre | 332 Fifth Avenue | Pittsburgh, PA 15222
p: 412.281.6040 | f: 412.281.2407 | www.bmcvision.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Beard Miller Company LLP

Beard Miller Company LLP
Pittsburgh, Pennsylvania
September 29, 2008

END